UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

ZIPREALTY, INC.

(Name of Subject Company — Issuer)

HONEYCOMB ACQUISITION, INC.

REALOGY GROUP LLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number of Class of Securities)

Marilyn J. Wasser

Executive Vice President and

General Counsel

Realogy Group LLC

175 Park Avenue

Madison, NJ 07940

(973) 407-5370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,174,086.15	$21,403.22

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) 21,832,783 shares of common stock of ZipRealty, Inc. (“ZipRealty”), par value 0.001 per share (the “Shares”), multiplied by the offer price of $6.75 per Share and (ii) 5,095,610 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.75 per Share, multiplied by $3.69, which is the offer price of $6.75 per Share minus the weighted average exercise price for such options of $3.06 per Share. The calculation of the transaction value is based on information provided by ZipRealty as of July 14, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,403.22	Filing Party: Realogy Group LLC and Honeycomb Acquisition, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 16, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Honeycomb Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned indirect subsidiary of Realogy Group LLC (“Realogy”), to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of ZipRealty, Inc. (“ZipRealty”), for $6.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment No. 5 is being filed to amend and supplement Items 1 through 12 as reflected below.

Items 1-11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth below:

“The Offer expired at 5:00 P.M., New York City time, on August 13, 2014. The Depositary & Paying Agent for the Offer has advised Realogy and Purchaser that, as of such time, an aggregate of 16,755,368 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 76.48% of the Shares then outstanding and approximately 67.22% of the Shares then outstanding on a fully diluted basis. In addition, Notices of Guaranteed Delivery have been delivered with respect to 821,068 Shares, representing approximately 3.75% of the Shares then outstanding. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition that at least a majority of the outstanding Shares, on a fully diluted basis, be validly tendered and not properly withdrawn prior to the expiration of the Offer. Accordingly, all conditions to the Offer have been satisfied, and Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. Payment for such Shares will be made promptly in accordance with the terms of the Offer.

On August 14, 2014, Purchaser exercised the Top-Up Option to purchase from ZipRealty a number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Realogy and Purchaser at the time of such exercise, constituted one Share more than 90% of the Shares then outstanding after giving effect to the issuance of the Top-Up Option Shares.

Following the exercise of the Top-Up Option, Purchaser will effect the Merger pursuant to the “short-form” merger procedures set forth in Section 253 of the DGCL. As a result, on August 14, 2014, Purchaser will merge with and into ZipRealty, with ZipRealty surviving the Merger as a wholly-owned indirect subsidiary of Realogy. At the Effective Time, all remaining issued and outstanding Shares not tendered in the Offer, other than Shares owned by ZipRealty, Purchaser, Realogy, any of its wholly-owned subsidiaries or ZipRealty stockholders who validly exercised their appraisal rights in connection with the Merger, will be converted into the right to receive the same cash price of $6.75 per Share paid in the Offer, without interest and less any applicable withholding taxes. Following the Merger, Realogy will cause the Shares to be delisted from the NASDAQ Global Market.

The press release issued by Realogy Holdings Corp. on August 14, 2014 in connection with the expiration of the Offer is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Realogy Holdings Corp. on August 14, 2014

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Honeycomb Acquisition, Inc.

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President and
Treasurer

Realogy Group LLC

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President,
Chief Financial Officer and Treasurer

Date: August 14, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 16, 2014*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the New York Times on July 16, 2014*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by Realogy Holdings Corp. and ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 99.2 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(a)(5)(B)	Investor Presentation of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.1 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)*

(a)(5)(C)	Investor Script of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.2 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)*

(a)(5)(D)	Press Release issued by Realogy Holdings Corp. on August 14, 2014**

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc. (incorporated by reference from Exhibit 2.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(d)(2)	Tender and Voting Agreement, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc., ZipRealty, Inc. and certain stockholders of ZipRealty, Inc. (incorporated by reference from Exhibit 99.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
**	Filed herewith.